June 2, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attention: Nick O’Leary

Re:	Helius Medical Technologies, Inc.

Registration Statement on Form S-1

File No. 333-287572

Acceleration Request

Requested Date:	June 4, 2025
Requested Time:	5:00 P.M. Eastern Time

Ladies and Gentlemen:

Helius Medical Technologies, Inc. (the “Company”) hereby respectfully requests the withdrawal of its acceleration request letter filed as correspondence via EDGAR transmission on May 28, 2025, which requested that the Registration Statement on Form S-1 (File No. 333-287572) (the “Registration Statement”) be declared effective on Thursday, May 29, 2025 at 5:00 p.m., eastern time, or as soon as reasonably practicable thereafter. The Company is no longer requesting that such Registration Statement be declared effective at this specific date and time and the Company hereby formally withdraws its request for acceleration of the effective date as stated above.

Furthermore, in accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the above-referenced Registration Statement be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon as practicable thereafter, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. The Company hereby authorizes N. Danny Shulman of Honigman LLP, counsel to the Company, to make such request on its behalf.

Please confirm the effectiveness of the Registration Statement with N. Danny Shulman of Honigman LLP by telephone at (202)899-4137.

[Signature page follows]

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Sincerely,

Helius Medical Technologies, Inc.

/s/ Dane C. Andreeff

Dane C. Andreeff
President and Chief Executive Officer

cc:	Phillip D. Torrence, Honigman LLP

N. Danny Shulman, Honigman LLP